Exhibit 99.2

Management’s discussion and analysis

for the quarter ended March 31, 2021

5	OUR STRATEGY

7	FIRST QUARTER MARKET UPDATE

10	CONSOLIDATED FINANCIAL RESULTS

15	OUTLOOK FOR 2021

17	LIQUIDITY AND CAPITAL RESOURCES

19	FINANCIAL RESULTS BY SEGMENT

22	OUR OPERATIONS - FIRST QUARTER UPDATES

23	QUALIFIED PERSONS

24	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended March 31, 2021 (interim financial statements). The information is based on what we knew as of May 6, 2021 and updates our annual MD&A included in our 2020 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2020 and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form (AIF), on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 3, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•	the discussion under the heading Our strategy, including for uranium production, purchases and contracting, our ability to self-manage risk and to address environmental, social and governance risks and opportunities

•	the discussion under the heading Our response to Coronavirus (COVID-19), including the focus on employee health and safety in our plans, our intention to monitor COVID-19 case counts and the success of the vaccine rollout, ability to self-manage risk, expected financial capacity to execute our strategy and to manage disruptions caused by the COVID-19 pandemic, views on uranium supply, demand, deliveries and purchases, meeting customers’ delivery needs and credit facility drawings

•	our expectations about 2021 and future global uranium supply, demand, consumption and the role of nuclear power and its growth profile, including the discussion under the heading First quarter market update

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including our expectations regarding receiving refunds and payment of disbursements from CRA, our confidence that the courts would reject any attempt by CRA to utilize the same or similar positions for other tax years currently in dispute, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us
•	the discussion under the heading Outlook for 2021, including expected business resiliency, expectations for 2021 purchases, deliveries and administration costs, 2021 financial outlook, and our price sensitivity analysis for our uranium segment

•	the discussion under the heading Liquidity and capital resources, including expected liquidity to meet our 2021 obligations and our expectations for our uranium contract portfolio to provide a solid revenue stream

•	our expectation that our operating and investment activities for the remainder of 2021 will not be constrained by the financial-related covenants in our unsecured revolving credit facility

•	life of mine operating cost estimates for the Cigar Lake and Inkai operations

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites (including 2021 expected fuel services production)

•	our expectations related to care and maintenance costs

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions or the impact of the COVID-19 pandemic

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates or tax rates

•	our production costs are higher than planned, or our cost reduction strategies are unsuccessful, or necessary supplies are not available, or not available on commercially reasonable terms
•	we are affected by political risks

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	we may be unable to successfully manage the current environment resulting from the COVID-19 pandemic and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruptions to our operations, workforce, required supply or services, and ability to produce, transport and deliver uranium

2     CAMECO CORPORATION

•	our strategies may change, be unsuccessful or have unanticipated consequences

•	changing views of governments regarding the pursuit of carbon reduction strategies or our view may prove to be inaccurate on the role of nuclear power in pursuit of those strategies

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or receipt of future dividends from JV Inkai

•	we are unable to enforce our legal rights under our agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome

•	that we may not receive expected refunds and payments from CRA

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes for other tax years

•	that CRA will not accept that the court rulings for the years that have been resolved in Cameco’s favour and agree that they should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	there are defects in, or challenges to title, to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays resulting from the COVID-19 pandemic or other causes

•	necessary permits or approvals from government authorities cannot be obtained or maintained
•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel imports

•	our uranium suppliers or purchasers fail to fulfil their commitments

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason

•	the McClean Lake’s mill production plan is delayed or does not succeed for any reason

•	water quality and environmental concerns could result in a potential deferral of production and additional capital and operating expenses required for the Cigar Lake operation

•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, trade restrictions and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for Cigar Lake, JV Inkai and our fuel services operating sites
•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our Cigar Lake development, mining and production plans succeed

•	the McClean Lake mill is able to process Cigar Lake ore as expected

•	JV Inkai’s development, mining and production plans succeed

•	the ability of JV Inkai to pay dividends

•	that care and maintenance costs will be as expected

•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

2021 FIRST QUARTER REPORT     3

•	our cost expectations, including production costs, operating costs, capital costs and the success of our cost reduction strategies

•	our expectations regarding tax payments, royalty rates, currency exchange rates and interest rates

•	our entitlement to and ability to receive expected refunds and payments from CRA

•	in our dispute with CRA that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•	our understanding of the geological, hydrological and other conditions at our uranium properties
•	our expectations for the nuclear industry, including its growth profile, market conditions and the demand for and supply of uranium

•	the continuing pursuit of carbon reduction strategies by governments and the role of nuclear in the pursuit of those strategies

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, outbreak of illness (such as a pandemic like COVID-19), governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development or operating risks

4     CAMECO CORPORATION

Our strategy

We are a pure-play nuclear fuel supplier, focused on providing a clean source of energy and taking advantage of the long-term growth we see coming in our industry. Our strategy is to focus on our tier-one assets and profitably produce at a pace aligned with market signals in order to preserve the value of those assets and increase long-term value, and to do that with an emphasis on safety, people and the environment.

We have been executing our strategy on three fronts – operational, marketing and financial. We are taking the steps today and incurring the costs that we believe will allow us to restart our tier-one assets with more flexibility in the production rate, eliminate the care and maintenance costs incurred while our tier-one production is suspended and to benefit from the favourable life-of-mine economics our assets provide. We have undertaken a number of deliberate and disciplined actions: we have cut production below our committed sales level, we are actively purchasing material on the spot market to meet our sales commitments, we are focused on protecting and extending the value of our contract portfolio and providing a home for our future tier-one production, and we are prudently managing the company. As a result, our balance sheet is strong, and we are well-positioned to self-manage risk.

Around the globe there is an increasing focus on electrification for various reasons. There are countries looking to install baseload power, while others are looking for a reliable replacement to fossil fuel sources, and finally, there is new demand for things such as the electrification of transportation. This is occurring at precisely the same time that countries and companies around the world are committing to net-zero carbon targets. This has led to the recognition, from a policy point of view, that nuclear will be needed in the toolbox to sustainably achieve electrification and decarbonization goals.

Our uranium and fuel services products are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. As we seek to energize a clean-air world, we will do so in a manner that reflects our values. For over 30 years, as part of our commitment to identifying and addressing the environmental, social and governance (ESG) risks and opportunities that could affect the long-term sustainability of our company, we have been working with our communities to improve the health and well-being of our employees and their families and support local business development and to protect the environment. In these uncertain times we will need to continue to work together to build on the strong foundation we have already established.

You can read more about our strategy and our approach to ESG matters in our 2020 annual MD&A.

Our response to Coronavirus (COVID-19)

We continue to closely monitor the developments related to the COVID-19 pandemic. The situation continues to evolve, and our priority is to protect the health and well-being of our employees, their families and their communities. We activated our Corporate Crisis Management Plan, which includes our Pandemic Plan, and our various Local and Corporate Business Continuity Plans. Our Pandemic Plan and Local and Corporate Business Continuity Plans continue to be in effect across our global operations.

Following the precautions and restrictions enacted by all levels of government where we operate and considering the unique circumstances at each of our operating sites, we proactively implemented a number of measures and made a number of decisions to ensure a safe working environment for all our workers and help slow down the spread of the virus. In addition to the safety protocols we put in place, we:

•	asked employees at corporate office to work remotely from home

•	asked that all meetings be conducted by phone or videoconference where possible

•	suspended all business travel

•	restricted non-essential contractors, visitors and deliveries at all locations

•	suspended work on the Vision in Motion (VIM) project in Port Hope

•	suspended production at Cigar Lake in March 2020, in conjunction with Orano for about five months and for a second time in December 2020 for about four months

•	suspended production, in April 2020, at the Port Hope UF6 conversion facility and at the Blind River refinery for about four weeks

•

did not implement any temporary layoffs as a result of disruptions to our business – employees were provided with paid leaves of absence and vacation time was utilized to deal with the various pandemic impacts

2021 FIRST QUARTER REPORT     5

•	set up and awarded COVID-19 Relief Funds totaling $1.25 million to support our northern Saskatchewan and Ontario communities impacted by the virus

The proactive decisions we have made to protect our employees and to help slow down the spread of the COVID-19 virus are necessary decisions that are consistent with our values. The health and safety of our employees, their families and their communities continue to be the priority in all our plans, which will align with the guidance of the relevant health authorities where we operate.

In April 2021, we announced the restart of the Cigar Lake mine following the second COVID-19 related shutdown that began in December 2020. Production at the mine resumed near the end of April. The further COVID-related precautions we implemented, the licensed COVID-19 testing facility at the mine site and the ongoing provincial vaccine rollout program provided us with greater certainty around our ability to operate safely and sustainably. We will closely monitor the COVID-19 case counts and the ongoing success of the vaccine rollout and will continue to have regular dialogue with public health authorities and northern Saskatchewan leaders. Given the ongoing risks to production due to the COVID-19 pandemic, we will not be in a position to provide additional outlook for 2021 until we understand the rate at which we will be able to sustainably operate the mine.

As a result of the temporary production suspension at Cigar Lake, during the first quarter, we incurred an additional $33 million in care and maintenance costs. Even while production was suspended, we kept and continued to pay all our employees. Partially offsetting these additional costs was the receipt of $12 million under the Canada Emergency Wage Subsidy program.

As vaccinations progress, we will continue to assess our gradual return to the workplace plan for those employees at our corporate and division head offices who are currently working from home.

The COVID-19 pandemic has disrupted global uranium production adding to the supply curtailments that have occurred in the industry for many years. The duration and extent of these disruptions and risk of additional disruptions are still not fully known.

In this environment, we believe the risk to uranium supply is greater than the risk to uranium demand and expect it will create a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. Over time, we expect this renewed focus on security of supply will provide the market signals producers need and will help offset any near-term costs we may incur as a result of the current disruptions to our business.

Our utility customers’ nuclear power plants continue to be part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities and other essential services. Our customers are going to need uranium. As a reliable, independent, commercial supplier, we will continue to work with our customers to help meet their delivery needs. Our deliveries in 2020 were not impacted and we do not currently expect there will be a material impact on our 2021 deliveries. Given the production suspension at Cigar Lake until the restart in April, we have increased our outlook for purchases in 2021 to meet our delivery commitments and to maintain a working inventory. We now expect to purchase between 11 million and 13 million pounds in the uranium segment this year (previously between 8 million and 10 million pounds). Until we understand the rate at which we will be able to sustainably operate the Cigar Lake mine and with ongoing uncertainty around production due to the COVID-19 pandemic, we may make additional purchases. To the end of March, we had purchased 1.5 million pounds of uranium and delivered 5.0 million pounds under contract. In April, we finalized and executed an additional 9 million pounds U3O8 in long-term sales contracts which had been under negotiation.

Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to execute our strategy and manage any disruptions to our operations caused by the COVID-19 pandemic. As of March 31, 2021, we had $1.0 billion in cash and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1.0 billion undrawn credit facility.

We expect our cash balances and operating cash flows to meet our capital requirements during 2021, therefore, we do not anticipate drawing on our credit facility. Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. With the Supreme Court of Canada’s dismissal of Canada Revenue Agency’s (CRA) application for leave, the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $785 million in cash and letters of credit we have been required to pay or otherwise secure. However, timing of any payments is uncertain.

6     CAMECO CORPORATION

First quarter market update

Low uranium prices, government-driven trade policies, and the COVID-19 pandemic continued to have an impact on the security of supply in our industry. In addition to the decisions many producers, including the lowest-cost producers, have made to preserve long-term value by leaving uranium in the ground, there have been a number of unplanned supply disruptions related to the impact of the COVID-19 pandemic on uranium mining and processing activities. Adding to security of supply concerns is the role of commercial and state-owned entities in the uranium market, and trade policies that highlight the disconnect between where uranium is produced and where it is consumed. Nearly 80% of primary production is in the hands of state-owned enterprises, after taking into account the cuts to primary production that have occurred over the last several years. Furthermore, about 80% of primary production comes from countries that consume little-to-no uranium, and 90% of uranium consumption occurs in countries that have little-to-no primary production. As a result, government-driven trade policies can be particularly disruptive for the uranium market. Some of the more significant developments affecting supply in the quarter and to date are:

•

Unplanned production disruptions at Cigar Lake mine and the McClean Lake mill as a precaution due to the COVID-19 pandemic. While the Cigar Lake mine restarted in April, there is still uncertainty with respect to 2021 production due to ongoing COVID-19 related risks.

•	Kazatomprom (KAP) announced 2020 production of 50.6 million pounds U3O8 (100%) which was 15% lower than in 2019 due to COVID-19 disruptions.

•	KAP reported a 6% decline in production to 13 million pounds U3O8 (100%) for the first quarter of 2021. It indicated the decline was due to reduced wellfield development and lower staff levels.

•	Supply from the Ranger mine ceased in January, as planned, after 40 years in operation. Ranger had been milling about 4 million pounds U3O8 per year in recent years.

•	Orano’s Cominak mine shut in March 2021, as expected, due to depletion of reserves. The mine had been producing about 3 million pounds U3O8 per year in recent years.

•	ConverDyn’s parent, Honeywell, announced a 2023 restart of its UF6 conversion facility.

The demand gap left by forced and premature nuclear reactor shutdowns since March of 2011 was filled in 2018. According to the International Atomic Energy Agency (IAEA), there are currently 444 reactors operating globally and 52 reactors under construction. With a number of reactor construction projects recently approved, and many more planned, the demand for uranium is growing. This growth is largely occurring in Asia and the Middle East. Some of this growth is tempered by early reactor retirements, plans for reduced reliance on nuclear or phase-out policies in other regions. In addition, the COVID-19 pandemic is expected to continue to have a negative impact on global energy demand in the near term. However, nuclear power maintained its 10% share of global electricity supply in 2020 and roughly a third of the world’s low-carbon electricity production, according to the IAEA. This was a slight increase over 2019. There is growing recognition of the role nuclear power must play in providing safe, reliable, affordable carbon-free baseload electricity and achieving a low-carbon economy. Momentum is also building for non-traditional commercial uses of nuclear power such as development of small modular reactors and advanced reactors, with numerous companies and countries pursuing projects. With the ongoing challenges posed by the COVID-19 pandemic, many governments continue to rely on nuclear plants as part of the critical infrastructure needed to guarantee the availability of 24-hour power. Some of the more significant developments affecting demand in the quarter and to date are:

•

Producers continue to source material in the spot market to cover both the planned and unplanned reduction in primary supply. KAP announced that they may need to purchase following Yellow Cake PLC’s exercise of their option to purchase from KAP (as discussed below). Additionally, several junior uranium companies raised funds to purchase material including $86 million (US) for Denison, $31 million (US) for Uranium Energy Corporation and $46 million (US) for Boss Energy. Peninsula Energy and enCore Energy also made uranium purchases. Recently, Uranium Participation Corporation raised $70 million for uranium purchases. And, Uranium Royalty Corp. (URC) has announced a bought deal that will gross approximately $25 million. Net proceeds are expected to be used to purchase U3O8, royalty and stream interests, and for working capital. Through April this year junior uranium companies and financial funds had purchased approximately 10.5 million pounds U3O8.

•

Yellow Cake PLC raised funds to exercise their option with KAP to purchase $100 million (US) worth of U3O8 as well as an additional purchase of 440,000 pounds U3O8. In addition, URC exercised its option to purchase $10 million (US) of U3O8 from Yellow Cake PLC, receiving about 348,000 pounds of U3O8.

2021 FIRST QUARTER REPORT     7

•

On April 28, 2021, Sprott Asset Management (Sprott) announced they had entered into a definitive agreement with Uranium Participation Corporation (UPC). UPC shareholders would become unit holders of the newly formed Sprott Physical Uranium Trust. Sprott believes that the transaction will improve trading liquidity and that UPC’s asset base will be able to grow. The transaction is expected to close by the third quarter of 2021.

•

Many countries, states and utilities continue to announce net-zero carbon targets and many of the plans include an important role for nuclear. President Biden recently convened 40 world leaders in a virtual climate summit where he pledged that the US aims to cut carbon emissions as much as 52% by 2030. Numerous other regions announced similar increased targets, notably Canada, Japan, the European Union (EU) and the United Kingdom.

•

China’s 14th five-year plan and related policy documents covering the 2021-2025 period were published in March as part of their plan to be carbon neutral by 2060. China’s Nuclear Energy Association (CNEA) then confirmed in April that by 2025, China is targeting 70 GWe operating, an increase of approximately 20 GWe from the end of 2020, as well as 50 GWe under construction. Additionally, the CNEA stated that by 2030, China could reach up to 120 GWe in operation.

•

Thus far in 2021, China Huaneng Group has started on its first ever pressurized water reactor (PWR), Changjiang 3. Additionally, China National Nuclear Corporation announced that it expects to start construction of its first Hualong Two reactor by 2024, a simplified and more advanced version of the Hualong One reactor.

•

Japan recently confirmed a target of 20-22% nuclear by 2030 and carbon neutrality by 2050. The country has restarted nine units, with two of those units currently offline. Ohi 3 remains offline for maintenance while Shikoku recently saw an appeals court overturn a lower court injunction which will allow Ikata 3 to begin operation again shortly. Additionally, on April 28th, Kansai received positive news in that Takahama 1 and 2 and Mihama 3 received the critical consent needed to restart from the Governor of Fukui. The completion of anti-terrorism requirements prior to restart remain outstanding.

•

Numerous units have recently begun commercial operation including China’s Fuqing unit 5 (the first Hualong One design), India’s Kakrapar unit 3, as well as United Arab Emirate’s first nuclear unit, Barakah 1.

•

In the EU, progress continues towards the potential inclusion of nuclear in the regions sustainable financing taxonomy. A recently proposed supplement to the current legislation by the European Commission will confirm nuclear as sustainable if passed. This follows nuclear being recognized as not causing significant harm by an assessment from the Joint Research Centre, which remains subject to two expert groups confirmation of the findings.

•	In France, the nuclear safety regulator recently approved 32 of Electricite de France’s 900 MWe reactors to be eligible for expanded life spans from 40 to 50 years.

•

Rosatom announced a target of 24 new reactors needed by 2045 to increase Russia’s share of nuclear to 25% of the energy mix by 2045. In addition, Russia’s Leningrad II unit 2 is the latest new operating unit to start in 2021.

•

In the US, Joe Manchin, the Senate Energy and Natural Resources Committee Chairman, recently sent President Biden a letter asking him to prevent further closures of existing nuclear power plants which he said are critical to achieving emission reduction goals while ensuring a reliable grid.

•

In 2020, the US nuclear fleet maintained its 20% share of electricity generation, which was higher than coal for the first time ever, according to the Nuclear Energy Institute (NEI). In addition, more than half of US emission-free electricity was provided by nuclear.

•

Dominion Energy’s Surry units 1 and 2 received approval from the US Nuclear Regulatory Commission to operate for 80 years until 2052 and 2053 respectively. Extending these units will help Virginia to meet its goal of zero-carbon electricity by 2045, according to the states Governor.

•

Exelon’s Byron and Dresden nuclear units in Illinois remain at risk of closure in 2021. However, several proposals are under consideration by the Illinois legislature, while a recent economic study by the governor of Illinois recommends that the state government provide $350 million in ratepayer subsidies over a five-year period to prevent the premature shutdown of these reactors.

•

Additionally, Exelon announced that it plans to separate its utility and competitive energy businesses. Exelon estimates finalization of the spin-off company will be in the first quarter of 2022 and that it will establish the largest carbon-free power producer paired with the leading customer-facing platform for clean, sustainable energy solutions.

•

On April 27, 2021, Public Service Enterprise Group Inc. (PSEG) received favorable news that the New Jersey Board of Public Utilities voted unanimously to extend the Zero Emission Certificates for an additional three years for New Jersey’s three nuclear units, Hope Creek and Salem 1 and 2.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

8     CAMECO CORPORATION

Industry prices at quarter end

	MAR 31	DEC 31	SEP 30	JUN 30	MAR 31	DEC 31
	2021	2020	2020	2020	2020	2019
Uranium ($US/lb U3O8)[1]
Average spot market price	30.95	30.20	29.93	32.80	27.35	24.93
Average long-term price	33.75	35.00	35.00	35.50	32.50	32.50
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	21.50	21.75	21.63	22.13	22.25	22.13
Europe	20.50	20.50	20.13	22.00	22.00	22.00

Average long-term price
North America	18.50	19.00	18.00	18.13	18.00	18.13
Europe	18.50	19.00	18.00	18.00	17.88	17.88

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the first quarter of 2021 was 22 million pounds U3O8 equivalent, compared to 20 million pounds U3O8 equivalent in the first quarter of 2020. While the year over year first quarter volumes are in line, recent non-utility buying from several junior uranium companies and financial funds has increased demand.

As of March 31, 2021, the average reported spot price was $30.95 (US) per pound, up $0.75 (US) per pound from the previous quarter.

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices quoted near the time of delivery. The volume of long-term contracting reported by UxC for the first three months of 2021 was about 11 million pounds U3O8 equivalent, down from about 19 million pounds U3O8 equivalent reported over the same period in 2020. Uncertainty related to the COVID-19 pandemic continues to impact utilities as they are focused on operational safety. The average reported long-term price at the end of the quarter was $33.75 (US) per pound U3O8 equivalent, down $1.25 (US) per pound from the previous quarter.

Both spot and long-term UF6 conversion prices decreased in the North American and European markets. For North American delivery, the average reported spot price at the end of the quarter was $21.50 (US) per kilogram uranium as UF6 (US/kgU as UF6), down $0.25 (US) from the previous quarter. Long-term UF6 conversion prices finished the quarter at $18.50 (US/kgU as UF6), down $0.50 (US) from the previous quarter.

2021 FIRST QUARTER REPORT     9

Shares and stock options outstanding

At May 5, 2021, we had:

•	397,643,335 common shares and one Class B share outstanding

•	3,885,231 stock options outstanding, with exercise prices ranging from $11.32 to $26.81

Dividend

Our board of directors have planned an annual dividend of $0.08 per common share. The decision to declare an annual dividend by our board is based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

Consolidated financial results

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2021	2020	CHANGE
Revenue	290	346	(16)%
Gross profit (loss)	(40)	35	>(100%)
Net losses attributable to equity holders	(5)	(19)	74%
$ per common share (basic)	(0.01)	(0.05)	75%
$ per common share (diluted)	(0.01)	(0.05)	75%
Adjusted net earnings (losses) (non-IFRS, see page 11)	(29)	29	>(100%)
$ per common share (adjusted and diluted)	(0.07)	0.07	>(100%)
Cash provided by operations (after working capital changes)	45	182	(75)%

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 11) in the first quarter of 2021, compared to the first quarter of 2020.

		THREE MONTHS ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings (losses) – 2020	(19)	29

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Lower sales volume	(1)	(1)
	Higher realized prices ($US)	6	6
	Foreign exchange impact on realized prices	(8)	(8)
	Higher costs	(67)	(67)

	Change – uranium	(70)	(70)

Fuel services	Lower sales volume	(4)	(4)
	Higher realized prices ($Cdn)	4	4
	Higher costs	(2)	(2)

	Change – fuel services	(2)	(2)

	Other changes
	Lower administration expenditures	23	23
	Lower exploration expenditures	3	3
	Change in reclamation provisions	16	—
	Higher earnings from equity-accounted investee	7	7
	Change in gains or losses on derivatives	74	(5)
	Change in foreign exchange gains or losses	(50)	(50)
	Canadian Emergency Wage Subsidy in 2021	12	12
	Change in income tax recovery or expense	9	32
	Other	(8)	(8)

	Net losses – 2021	(5)	(29)

See Financial results by segment beginning on page 19 for more detailed discussion.

10     CAMECO CORPORATION

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the first quarter of 2021 and compares it to the same period in 2020.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2021	2020
Net losses attributable to equity holders	(5)	(19)

Adjustments
Adjustments on derivatives	(9)	70
Reclamation provision adjustments	(22)	(6)
Income taxes on adjustments	7	(16)

Adjusted net earnings (losses)	(29)	29

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 7 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Quarterly trends

HIGHLIGHTS	2021	2020				2019
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	290	550	379	525	346	874	303	388
Net earnings (losses) attributable to equity holders	(5)	80	(61)	(53)	(19)	128	(13)	(23)
$ per common share (basic)	(0.01)	0.20	(0.15)	(0.13)	(0.05)	0.32	(0.03)	(0.06)
$ per common share (diluted)	(0.01)	0.20	(0.15)	(0.13)	(0.05)	0.32	(0.03)	(0.06)
Adjusted net earnings (losses) (non-IFRS, see page 11)	(29)	48	(78)	(65)	29	94	(2)	(18)
$ per common share (adjusted and diluted)	(0.07)	0.12	(0.20)	(0.16)	0.07	0.24	(0.01)	(0.04)
Cash provided by (used in) operations (after working capital changes)	45	257	(66)	(316)	182	274	232	(59)

Key things to note:

•

the timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to seasonal variability

•

net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 11 for more information).

2021 FIRST QUARTER REPORT     11

•	cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments

The following table compares the net earnings and adjusted net earnings for the first quarter to the previous seven quarters.

HIGHLIGHTS	2021	2020				2019
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net earnings (losses) attributable to equity holders	(5)	80	(61)	(53)	(19)	128	(13)	(23)

Adjustments
Adjustments on derivatives	(9)	(43)	(31)	(41)	70	(18)	9	(17)
Reclamation provision adjustments	(22)	—	7	23	(6)	(26)	3	24
Income taxes on adjustments	7	11	7	6	(16)	10	(1)	(2)

Adjusted net earnings (losses) (non-IFRS, see page 11)	(29)	48	(78)	(65)	29	94	(2)	(18)

Corporate expenses

ADMINISTRATION

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2021	2020	CHANGE
Direct administration	27	30	(10)%

Stock-based compensation	11	4	175%

Recovery of fees related to CRA dispute	(27)	—	n/a

Total administration	11	34	(68)%

Direct administration costs were $3 million lower at $27 million for the first quarter of 2021 compared to the same period last year. Stock-based compensation expenses were $7 million higher from the first quarter of 2020 due to the increase in our share price compared to last year. See note 15 to the financial statements. As a result of the Supreme Court of Canada’s (Supreme Court) dismissal of CRA’s application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal), we recorded $27 million as a reduction to administration costs to reflect the amounts owing to us for legal fees and disbursements for costs as was awarded to us by the Tax Court of Canada (Tax Court) and nominal cost awards related to the Court of Appeal hearing and Supreme Court application. On April 20, 2021 we received $10.3 million from CRA, which includes payment of the legal fees awarded by the Tax Court as well as the cost awards related to the Court of Appeal and Supreme Court decisions. Timing of any further payments remains uncertain.

EXPLORATION

In the first quarter, uranium exploration expenses were $1 million, a decrease of $3 million from the first quarter of 2020.

INCOME TAXES

We recorded an income tax recovery of $2 million in the first quarter of 2021, compared to an expense of $7 million in the first quarter of 2020.

On an adjusted basis, we recorded an income tax recovery of $9 million this quarter compared to an expense of $23 million in the first quarter of 2020. In 2021, we recorded losses of $6 million in Canada compared to earnings of $86 million in 2020, while we recorded losses of $32 million in foreign jurisdictions compared to losses of $34 million last year.

12     CAMECO CORPORATION

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2021	2020
Pre-tax adjusted earnings[1]
Canada	(6)	86
Foreign	(32)	(34)

Total pre-tax adjusted earnings	(38)	52

Adjusted income taxes[1]
Canada	(8)	18
Foreign	(1)	5

Adjusted income tax expense (recovery)	(9)	23

[1]

Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures. Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS measure on page 11).

TRANSFER PRICING DISPUTE

Supreme Court of Canada decision

On February 18, 2021, the Supreme Court dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in Cameco’s favour.

Background

In September 2018, the Tax Court ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question.

The total tax reassessed for the three tax years was $11 million, and we remitted 50%. Therefore, we expect to receive refunds totaling about $5.5 million plus interest. The matter has been referred to the Minister of National Revenue in order to issue new reassessments for the 2003, 2005 and 2006 tax years in accordance with the decision.

Cost award

On April 30, 2019, the Tax Court awarded us $10.3 million for legal fees incurred, plus an amount for disbursement of up to $16.7 million. The amount of the award for disbursements will be determined by an officer of the Tax Court. We are optimistic we will recover all, or substantially all, of the $16.7 million in disbursements. In addition, we were awarded nominal cost awards related to the Court of Appeal hearing and the Supreme Court application.

On April 20, 2021 we received $10.3 million from CRA, which includes payment of the legal fees awarded by the Tax Court as well as the cost awards related to the Court of Appeal and Supreme Court decisions.

Timing of the refunds for the three years including interest and of payment for disbursements remains uncertain.

Reassessments and remittances

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Based on reassessments received to date (2003 through 2014), under these provisions, after applying elective deductions, we have paid or secured $785 million ($303 million in cash and $482 million in letters of credit) in relation to this dispute. We believe CRA should return the full amount of this cash and security, given the overwhelming clarity of the court decisions received to date. However, timing of any payments is uncertain.

While the court rulings pertain to the 2003, 2005 and 2006 tax years, given the strength of the decisions handed down, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014). For 2014, CRA has also proposed an alternative reassessing position that, if applied, would result in a less adverse, albeit still material, adjustment to our income taxable in Canada. This proposed new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are assessing it. Our initial view is that this alternative methodology will not result in a materially different outcome for 2014.

2021 FIRST QUARTER REPORT     13

We will not be in a position to determine the definitive outcome of this dispute for any tax year other than 2003, 2005 and 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003, 2005 and 2006, such as the alternative reassessing position advanced for 2014. See our 2020 annual MD&A for additional background about the payments we have made.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions

•   our entitlement and ability to receive the expected refunds and payments from CRA

•   the courts will reach consistent decisions for subsequent tax years that are based on similar positions and arguments

•   CRA will not successfully advance different positions and arguments that may lead to a different outcome for other tax years

Material risks that could cause actual results to differ materially

•   we will not receive the expected funds and payments from CRA

•   the possibility the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•   the possibility that CRA will not accept that the court decisions for the years that have been resolved in Cameco’s favour and agree that they should apply to subsequent tax years

•   the possibility CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured by Cameco in a timely manner, or at all

•   the possibility of a materially different outcome in disputes for other tax years

•   an unfavourable determination of the officer of the Tax Court of the amount of our disbursements award

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. Our product purchases are denominated in US dollars, while our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the benefits of our hedging program in the applicable reporting period.

14     CAMECO CORPORATION

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2021 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 11.

For more information, see our 2020 annual MD&A.

At March 31, 2021:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.26 (Cdn), down from $1.00 (US) for $1.27 (Cdn) at December 31, 2020. The exchange rate averaged $1.00 (US) for $1.27 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $50 million gain compared to a $41 million gain at December 31, 2020.

For information on the impact of foreign exchange on our intercompany balances, see note 16 to the financial statements.

Outlook for 2021

Although we restarted the Cigar Lake mine in April, given the ongoing risks to production due to the COVID-19 pandemic, we will not be in a position to provide additional outlook for 2021 until we understand the rate at which we will be able to sustainably operate the mine.

We expect our business to be resilient. Our deliveries to-date have not been materially impacted by the disruptions to our business as a result of the COVID-19 pandemic and we do not currently expect there will be a material impact on our remaining 2021 deliveries. Given the production suspension at Cigar Lake until the restart in April, we have increased our outlook for purchasing in 2021 to meet our delivery commitments and to maintain a working inventory. We now expect to purchase between 11 million and 13 million pounds in the uranium segment this year (previously between 8 million and 10 million pounds). Until we understand the rate at which we will be able to sustainably operate the Cigar Lake mine and with ongoing uncertainty around production due to the COVID-19 pandemic, we may make additional purchases.

Additionally, as a result of the Supreme Court’s dismissal of CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal, we recorded $27 million as a reduction to administration costs to reflect the amounts owing to us for legal fees and disbursements for costs as was awarded to us by the Tax Court and nominal cost awards related to the Court of Appeal hearing and Supreme Court application. We now expect direct administration costs to be between $85 million and $95 million (previously $110 million and $120 million).

The strategic and proactive decisions we have made to strengthen the company over the long-term and to protect the health and safety of our employees, their families and communities during the COVID-19 pandemic come with near-term costs. However, we factored these costs into our decisions, and we continue to believe they are the right decisions for our company over the long-term.

2021 FIRST QUARTER REPORT     15

2021 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM	FUEL SERVICES
Production (owned and operated properties)	—	—	12.5 to 13.5 million kgU
Purchases	—	11 to 13 million lbs	—
Sales/delivery volume	—	23 to 25 million lbs	12 to 13 million kgU
Revenue	—	—	$360-390 million
Average unit cost of sales (including D&A)	—	—	$20.50-21.50/kgU
Direct administration costs	$85-95 million	—	—
Exploration costs	—	$9 million	—
Expected gain on derivatives - ANE basis	$5-15million	—	—
Capital expenditures	$130-155 million	—	—

We do not provide an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•

Purchases – are based on the volumes we have already taken delivery of this year, those we currently have commitments to acquire under contract in 2021, including our JV Inkai purchases and purchase of excess inventory from NUKEM in order to meet the sales/delivery commitments we have under contract in 2021 and to maintain a working inventory. It does not include any purchases that we may make as a result of the impact that the COVID-19 pandemic could have on our 2021 production rate going forward.

•	Our 2021 outlook for sales/delivery volume and revenue does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes already delivered this year and the remaining commitments we have to deliver under contract in 2021.

•	Direct administration costs do not include stock-based compensation expenses. See page 12 for more information.

Our 2021 financial outlook is presented on the basis of equity accounting for our minority ownership interest in JV Inkai. Under equity accounting, our share of the profits earned by JV Inkai on the sale of its production will be included in “income from equity-accounted investees” on our consolidated statement of earnings. Our share of production will be purchased at a discount to the spot price and included at this value in inventory. In addition, JV Inkai capital is not included in our outlook for capital expenditures.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

The following table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. It is designed to indicate how the portfolio of long-term contracts we had in place on March 31, 2021 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on March 31, 2021 and none of the assumptions we list below change.

We intend to update this table each quarter in our MD&A to reflect changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

16     CAMECO CORPORATION

Expected realized uranium price sensitivity under various spot price assumptions

(rounded to the nearest $1.00)

SPOT PRICES ($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2021	29	36	43	48	52	55	58
2022	26	39	53	61	65	68	72
2023	28	40	53	61	66	69	72
2024	29	40	53	60	63	64	66
2025	30	42	55	65	69	72	75

The table illustrates the mix of long-term contracts in our March 31, 2021 portfolio and is consistent with our marketing strategy. The table shows contracts entered into up to March 31, 2021. The table and assumptions below do not reflect the additional 9 million pounds finalized and executed under long-term sales contracts in April.

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. Those that are fixed at higher prices or have high floor prices will yield prices that are higher than current market prices.

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales

•   sales volumes on average of 17 million pounds per year, with commitment levels in 2021 and 2022 higher than in 2023 through 2025.

•   excludes sales between our segments

Deliveries

•   deliveries include best estimates of requirements contracts and contracts with volume flex provisions

Annual inflation

•   is 2% in the US

Prices

•   the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 21% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table may be higher.

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations. As part of our strategy, our financial focus has been on strengthening our balance sheet and we do not expect that we will need to draw on our revolving credit facility in 2021. Due to the deliberate cost reduction measures implemented, the reduction in our dividend and the drawdown of inventory in 2018 as a result of the suspension of production at our McArthur River/Key Lake operation, we have significant cash balances and as such we expect that we have more than sufficient liquidity to meet our 2021 obligations.

As of March 31, 2021, we had cash and short-term investments of $1.0 billion, while our total debt amounted to $1.0 billion.

In addition, we have large, creditworthy customers that continue to need uranium and we expect the uranium contract portfolio we have built to continue to provide a solid revenue stream. As of March 31, we had commitments to deliver an average of 17 million pounds per year from 2021 through 2025, with commitment levels in 2021 and 2022 higher than in 2023 through 2025. The average does not reflect the additional 9 million pounds finalized and executed under long-term sales contracts in April.

2021 FIRST QUARTER REPORT     17

Strategically our focus is on preserving the value of our tier-one assets and reducing our operating, capital and general and administrative spending. In the current environment, the health and safety of our employees, their families and their communities is our priority as the COVID-19 pandemic continues to bring uncertainty. Since the start of the COVID-19 pandemic, we have taken measures to enhance our health and safety protocols as well we proactively suspended production at some of our operations. Cash flow from operations will be dependent on our ability to maintain production at our operations, the production rate achieved and the timing and magnitude of our purchasing activity, therefore cash balances may fluctuate throughout the year. However, we expect our cash balances and operating cash flows to meet our capital requirements during 2021.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $785 million in cash and letters of credit we have been required to pay or otherwise secure. However, timing of any payments is uncertain.

CASH FROM/USED IN OPERATIONS

Cash provided by operations was $137 million lower this quarter than in the first quarter of 2020 due to an increase in working capital requirements, which provided $82 million less in 2021 than in 2020. In addition, higher care and maintenance costs in 2021 related to the unplanned suspension of production at Cigar Lake due to the COVID-19 pandemic and the timing of dividends received from JV Inkai impacted cash from operations.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at March 31, 2021, unchanged from December 31, 2020. At March 31, 2021, we had approximately $1.5 billion outstanding in financial assurances, down from $1.6 billion at December 31, 2020. At March 31, 2021, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, unchanged from December 31, 2020. This facility matures November 1, 2023.

Long-term contractual obligations

Since December 31, 2020, apart from the debt transactions noted below, there have been no material changes to our long-term contractual obligations. Please see our 2020 annual MD&A for more information.

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at March 31, 2021, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2021 to be constrained by them.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at March 31, 2021:

•	purchase commitments

•	financial assurances

•	other arrangements

There have been no material changes to our purchase commitments since December 31, 2020. Please see our annual MD&A for more information.

Financial assurances

At March 31, 2021, our financial assurances totaled $1.5 billion, down from $1.6 billion at December 31, 2020.

18     CAMECO CORPORATION

Other arrangements

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2.0 million kgU of UF6 conversion services and 2.6 million pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the loan facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. During the quarter we drew 0.6 million kgU of UF6 conversion services on the loans. At March 31, 2021, we have 1.1 million kgU of UF6 conversion services drawn on the loans.

BALANCE SHEET

($ MILLIONS)	MAR 31, 2021	DEC 31, 2020	CHANGE
Cash, cash equivalents and short-term investments	1,044	943	11%
Total debt	996	996	—
Inventory	554	680	(19)%

Total cash, cash equivalents and short-term investments at March 31, 2021 were $1.0 billion, or 11% higher than at December 31, 2020 primarily due to the draw-down of inventory during the quarter. Net debt at March 31, 2021 was negative $48 million.

Total product inventories are $554 million compared to $680 million at the end of 2020. Inventories decreased as sales were higher than purchases and there was no production in the first three months of the year. The average cost for uranium has decreased to $37.86 per pound compared to $37.95 per pound at December 31, 2020. As of March 31, 2021, we held an inventory of 11.3 million pounds of U3O8 equivalent (excluding broken ore). Inventory varies from quarter to quarter depending on the timing of production, purchases and sales deliveries in the year.

Financial results by segment

Uranium

		THREE MONTHS
		ENDED MARCH 31
HIGHLIGHTS		2021	2020	CHANGE
Production volume (million lbs)		—	2.1	(100)%
Sales volume (million lbs)		5.0	6.0	(17)%
Average spot price	($US/lb)	29.52	25.59	15%
Average long-term price	($US/lb)	34.00	32.50	5%
Average realized price	($US/lb)	32.25	31.39	3%
	($Cdn/lb)	41.05	41.44	(1)%
Average unit cost of sales (including D&A)	($Cdn/lb)	54.06	40.63	33%
Revenue ($ millions)		205	248	(17)%
Gross profit (loss) ($ millions)		(65)	5	>(100% )
Gross profit (loss) (%)		(32)	2	>(100% )

FIRST QUARTER

There was no production during the quarter as Cigar Lake was temporarily suspended as a precaution due to the COVID-19 pandemic compared to 2.1 million pounds in the first quarter of 2020. See Uranium 2021 Q1 updates starting on page 22 for more information.

Uranium revenues this quarter were down 17% compared to 2020 due to a decrease in sales volumes of 17% as well as a decrease of 1% in the Canadian dollar average realized price. While the average US dollar spot price for uranium increased by 15% compared to the same period in 2020, our average realized price was 1% lower primarily as a result of a stronger Canadian dollar.

Total cost of sales (including D&A) increased by 11% ($270 million compared to $243 million in 2020) despite a 17% decrease in sales volume as unit cost of sales was 33% higher than the same period last year. Unit cost of sales was higher than in the first quarter of 2020 due to the high cost of purchasing material over the last year and additional care and maintenance costs resulting from our proactive decision to suspend production at the Cigar Lake mine in response to the threat posed by the COVID-19 pandemic.

2021 FIRST QUARTER REPORT     19

The net effect was a $70 million decrease in gross profit for the quarter.

Equity earnings from investee, JV Inkai, were $21 million in the first quarter compared to $14 million in same period last year.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS
	ENDED MARCH 31
($CDN/LB)	2021	2020	CHANGE
Produced
Cash cost	—	17.05	(100)%
Non-cash cost	—	15.07	(100)%

Total production cost [1]	—	32.12	(100)%

Quantity produced (million lbs)[1]	—	2.1	(100)%

Purchased
Cash cost[1]	37.13	32.72	13%

Quantity purchased (million lbs)[1]	1.5	4.6	(67)%

Totals
Produced and purchased costs	37.13	32.53	14%

Quantities produced and purchased (million lbs)	1.5	6.7	(78)%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. In the first quarter we did not have any purchases.

While McArthur River and Key Lake are shut down, our annual cost of production is expected to reflect the estimated life-of-mine operating cost, between $15 and $16 per pound, of mining and milling our share of Cigar Lake mineral reserves. However, our production costs in 2021 will be impacted by the suspension in the first quarter and production rate for the remainder of the year at Cigar Lake and may fluctuate from quarter to quarter.

The benefit of the estimated life-of-mine operating cost for Inkai’s production of between $6 and $7 per pound, is expected to be reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investee”.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. The average cash cost of purchased material in US dollar terms was $28.71 (US) per pound this quarter, compared to $24.77 (US) per pound in the first quarter of 2020. In addition, in the first quarter of 2021, the exchange rate on purchases averaged $1.00 (US) for $1.29 (Cdn), compared to $1.00 (US) for $1.32 (Cdn) in the first quarter of 2020. As a result, the average cash cost of purchased material in Canadian dollar terms increased by 13% this quarter compared to the same period last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the first quarter of 2021 and 2020.

20     CAMECO CORPORATION

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2021	2020
Cost of product sold	233.1	201.1
Add / (subtract)
Royalties	(4.7)	(4.5)
Care and maintenance costs	(53.8)	(26.0)
Other selling costs	(1.3)	(3.9)
Change in inventories	(117.6)	19.6

Cash operating costs (a)	55.7	186.3
Add / (subtract)
Depreciation and amortization	37.0	42.2
Care and maintenance costs	(18.7)	(10.8)
Change in inventories	(18.3)	0.3

Total operating costs (b)	55.7	218.0

Uranium produced & purchased (million lbs) (c)	1.5	6.7

Cash costs per pound (a ÷ c)	37.13	27.81
Total costs per pound (b ÷ c)	37.13	32.54

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

				THREE MONTHS
				ENDED MARCH 31
HIGHLIGHTS				2021	2020	CHANGE
Production volume (million kgU)				4.0	3.7	8%
Sales volume (million kgU)				2.6	3.1	(16)%
Average realized price	($	Cdn/kgU	)	31.91	29.91	7%
Average unit cost of sales (including D&A)	($	Cdn/kgU	)	21.53	20.47	5%
Revenue ($ millions)				84	94	(11)%
Gross profit ($ millions)				27	30	(10)%
Gross profit (%)				32	32	—

FIRST QUARTER

Total revenue for the first quarter of 2021 decreased to $84 million from $94 million for the same period last year. This was primarily due to a 16% decrease in sales volumes partially offset by a 7% increase in average realized price compared to 2020. Average realized price increased mainly due to the mix of product sold.

The total cost of products and services sold (including D&A) decreased 11% ($57 million compared to $64 million in 2020) due to the 16% decrease in sales volume which was partially offset by a 5% increase in the average unit cost of sales. Average unit cost of sales increased due to the mix of product sold.

The net effect was a $3 million decrease in gross profit.

2021 FIRST QUARTER REPORT     21

Our operations

Uranium – production overview

Due to our decision to proactively suspend production at Cigar Lake for a second time in December 2020, to manage the threat posed by the COVID-19 pandemic to our workforce, the operation remained on care and maintenance throughout the first quarter and until its restart in April. Therefore, we had no production in the first quarter compared to 2.1 million pounds in 2020. See page 22.

Given the evolving nature of the COVID-19 pandemic, we have not provided a production outlook for 2021. We do not expect to resume providing a production outlook until we have a sufficient basis to do so.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS
	ENDED MARCH 31
OUR SHARE (MILLION LBS)	2021	2020	CHANGE
Cigar Lake	—	2.1	(100)%

Total	—	2.1	(100)%

Uranium 2021 Q1 updates

PRODUCTION UPDATE

McArthur River/Key Lake

There was no production in the first quarter as a result of the planned production suspension that began in February 2018 and continues for an indeterminate duration due to continued weakness in the uranium market. The operation remains in a safe state of care and maintenance. A restart of the mine and mill is a commercial decision that will be based upon our success in signing acceptable new long-term contracts that will baseload our share of production from this operation and our confidence that market conditions will allow us to benefit from the favourable life-of-mine economics it provides.

Our share of the cash and non-cash costs to maintain both operations during the suspension is expected to range between $8 million and $10 million per month.

Cigar Lake

In December we safely suspended production at the Cigar Lake mine as a precaution due to the COVID-19 pandemic. The mine remained suspended through the first quarter of the year and until its restart in April. As such, there was no production in the first three months of 2021 compared to 2.1 million pounds in the first quarter of 2020.

As announced, we restarted the Cigar Lake mine in April and production at the mine resumed, with the first shipment of ore sent to the McClean Lake mill at the end of April. The further COVID-related precautions we implemented, the licensed COVID-19 testing facility at the mine site and the ongoing provincial vaccine rollout program provided us with greater certainty around our ability to operate safely and sustainably.

We will closely monitor the COVID-19 case counts and the ongoing success of the vaccine rollout and will continue to have regular dialogue with public health authorities and northern Saskatchewan leaders.

We will not be in a position to provide additional outlook for 2021 until we know the rate at which we will be able to sustainably operate the Cigar Lake mine.

As a result of the suspension in production, we have also experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2022.

Our share of the cash and non-cash costs while Cigar Lake was on care and maintenance was approximately $33 million in the first quarter, including our contribution to the care and maintenance costs at McClean Lake.

22     CAMECO CORPORATION

The hearing for our application to renew the Canadian Nuclear Safety Commission licence for Cigar Lake mine took place on April 28-29, 2021.

Inkai

Production on a 100% basis was 1.9 million pounds for the quarter, compared to 1.8 million pounds in the same period last year.

Based on an adjustment to the production purchase entitlement under the 2016 JV Inkai restructuring agreement, we are entitled to purchase 4.9 million pounds, or 59.4% of JV Inkai’s planned 2021 production of 8.3 million pounds, assuming no production disruptions due to the COVID-19 pandemic or other causes.

Due to equity accounting, our share of production is shown as a purchase at a discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As long as production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $17 million (US) and $19 million (US) for 2021.

Rabbit Lake

Rabbit Lake continues in a safe state of care and maintenance and there was no production in the first quarter of 2021. While in standby, we continue to consider opportunities to minimize care and maintenance costs. We expect care and maintenance costs to range between $27 million and $32 million for 2021.

Fuel services 2021 Q1 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 4.0 million kgU in the first quarter, 8% higher than the same period last year.

We expect to produce between 12.5 million and 13.5 million kgU in 2021, assuming no production disruptions due to the COVID-19 pandemic or other causes.

The current collective bargaining agreement for our unionized employees at CFM’s facility expires June 1, 2021. The collective bargaining process will begin in the second quarter. There is a risk to our production if we are unable to reach agreement and there is a labour disruption.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	Inkai

• Greg Murdock, general manager, McArthur River/Key Lake, Cameco	• Scott Bishop, director, technical services, Cameco

Cigar Lake

• Lloyd Rowson, general manager, Cigar Lake, Cameco

2021 FIRST QUARTER REPORT     23

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of March 31, 2021, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of March 31, 2021, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

24     CAMECO CORPORATION